FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Press Release Dated October 14, 2005

DYNEA INTERNATIONAL OY

18-20 A Siltasaarenkatu, Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
            N/A

Dynea
News Release
October 14, 2005

Finnplast Oy acquired PVC operations from Dynea Chemicals Oy

The transaction between Finnplast Oy and Dynea Chemicals Oy regarding sale and transfer of Dynea Chemicals Oy's PVC production plant in Porvoo has been finalized on the October 13, 2005.

The annual capacity of Porvoo PVC plant is 100 000 tons of PVC resin and 15 000 tons of compounds. The plant employs some 90 persons mainly in production and technical service.

"Purchasing of the Porvoo PVC plant is fully in accordance with our strategy at IPCG - be a player on selected markets with own assets and distribution system. Finnplast now realize this strategy as a dynamic company with its own production and product development capabilities", tells Pavel Kalugin, CEO of IPCG.

"We are happy that be have been able to sell the PVC operations to an industrial owner who is ready to develop the operations further on", says Roger Carlstedt, CEO of Dynea.

Finnplast Oy is a fully owned subsidiary of International Petrochemical Group S.A., Luxembourg. IPCG is a trading and distribution company with head office in Geneva (Switzerland) and representative offices in Helsinki, Amsterdam, Warsaw, Istanbul, Dubai and Moscow. IPCG's turnover in 2004 was 280 million USD and 500 000 Mt of different products.

Dynea is a global provider of superior adhesion and surfacing solutions. In 2004, Dynea had combined revenues of EUR 1.1 billion. With 54 production units in 26 countries in Europe, the Americas and Asia Pacific, Dynea has some 3,100 employees. Visit our Internet web sites at http://www.dynea.com to learn more about our operations.

For more information, please contact:

International Petrochemical Group:

Pavel Kalugin, CEO, IPCG S.A., tel. +7 916 166 3162

Petri Barannik, Chairman, Finnplast Oy, tel. +358 40 900 3900

Jyrki Hakola, CEO, Finnplast Oy, tel. +358 50 385 2556

Dynea:
Kyösti Siltala, General Counsel, Dynea Oy, tel. +358 50 385 2039

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DYNEA INTERNATIONAL OY
Company

/s/ Filip Frankenhaeuser

Name:	Filip Frankenhaeuser
Title:	Executive Vice President and Chief Financial Officer

Date: October 14, 2005